May 8, 2019

Julie Whalen
Chief Financial Officer
Williams Sonoma Inc
3250 Van Ness Avenue
San Francisco, CA 94109

       Re: Williams Sonoma Inc
           Form 8-K filed March 20, 2019
           File No. 001-14077

Dear Ms. Whalen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products